Exhibit 99.1
AMBIPAR EMERGENCY RESPONSE
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 16, 2024
NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Ambipar Emergency Response (the “Company”) will be held on December 16, 2024 at 10:00 a.m. (Brasilia time) at Avenida Angélica, nº 2346, 5th Floor, São Paulo, São Paulo, Brazil, 01228-200. Holders of record of the Company’s Class A Ordinary Shares and the Class B Ordinary Shares as of the Record Date (as defined below), are cordially invited to attend the AGM.
AGENDA
The AGM will be held for the purpose of considering and, if thought fit, passing and approving, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2023 be approved and ratified.
The Board of Directors of the Company (the “Board”) has fixed the close of business on November 26, 2024 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A Ordinary Shares and the Class B Ordinary Shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.
The Company’s 2023 annual report for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2024 (the “2023 Form 20-F”). Shareholders may obtain a copy of the 2023 Form 20-F, free of charge, from the Company’s website at https://ir-response.ambipar.com, on the platform hosted by Continental Stock Transfer & Trust (“Continental”) at https://www.cstproxy.com/ambipar/2024 and at the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at ir.response@ambipar.com.
The Board recommends that shareholders of the Company vote “FOR” the resolution at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”).
Please read our Proxy Statement for important information on the resolution. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our Proxy Statement.
Proxies submitted by registered shareholders and street shareholders (be it by internet or mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on December 15, 2024 to ensure your representation at our AGM.
By Order of the Board of Directors
/s/ Tercio Borlenghi Junior
Name: Tércio Borlenghi Junior
Title: Chairman of the Board of Directors
Dated: December 6, 2024
Registered Office:
c/o CO Services Cayman Limited
PO Box 10008
Willow House, Cricekt Square
Grand Cayman
KY1-1001
Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for Ambipar Emergency Response Shareholder Meeting to be Held on December 16, 2024
A copy of our proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2023 can be accessed, free of charge, on the Company’s website at https://ir-response.ambipar.com, on the platform hosted by Continental at https://www.cstproxy.com/ambipar/2024 and at the SEC’s website at www.sec.gov.
By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.cstproxyvote.com for registered shareholders and at www.proxyvote.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.